WALDENCAST PLC
10 Bank Street, Suite 560
White Plains, NY 10606
(917) 546-6828

July 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Benjamin Richie

RE:	Waldencast plc. (the “Company”)
Registration Statement on Form F-3
File No. 333-280502

Dear Mr. Richie:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-280502) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on July 5, 2024, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Maxim Mayer-Cesiano of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2297 and that such effectiveness also be confirmed in writing.

Very truly yours,

Waldencast plc

By:	/s/ Michel Brousset
Michel Brousset
Chief Executive Officer

cc:    Maxim O. Mayer-Cesiano
Skadden, Arps, Slate, Meagher & Flom LLP

cc:    Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP